Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (256) 963-7111
Thomas R. Stanton
Chief Executive Officer
ADTRAN Inc.
901 Explorer Boulevard
Huntsville, AL 35806

> **Re:** **ADTRAN Inc.**
> **Definitive Schedule 14A**
> **Filed March 30, 2007**
> **File No. 0-24612**

Dear Mr. Stanton:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

1.   On page ten, you state that the compensation committee "does not focus on any
        particular benchmark to set executive compensation." Yet you also make several
        statements in your compensation discussion and analysis indicating that you base
        compensation at least in part on:

        •   "[y]our familiarity with the market and ongoing market intelligence"
                (page ten);

        •   "market practice" (page ten);

        •   "market comparisons and trends" (page eleven);

        •   "perceived range of salaries of executive officers with comparable
                qualifications, experience and responsibilities at other companies" (page
                eleven); and

        •   "the market for executive talent" (page eleven).

        As it appears that the committee's use of the market information may be
        benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please
        identify the benchmarked companies. Also discuss how your compensation
        committee considered the levels and elements of the benchmarked companies'
        compensation in determining the various levels and elements of your executive
        compensation.

2.   Throughout your compensation discussion and analysis and as to each
        compensation element, please provide an analysis of how you arrived at and why
        you paid each of the particular levels and forms of compensation for the last fiscal
        year to each named executive officer. Include as part of your discussion an
        analysis of, among other things, any qualitative and individual performance
        factors used in determining compensation. On page ten, you state that the
        compensation committee considers factors such as "the scope and strategic impact
        of the executive officers' responsibilities" and "the performance and experience
        of the individual." Likewise, on page ten, you state that "a successful
        compensation program requires the application of judgment and subjective
        determinations of individual performance." Therefore, in your compensation
        discussion and analysis, explain how the committee measured these individual
        performance and other mentioned factors and how the committee's consideration
        of these factors resulted in the amounts paid to each officer. See Item
        402(b)(2)(vii) of Regulation S-K.

3.   Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

4.   We note the various arrangements you have with the named executive officers and various scenarios described in the sections starting on page 17 discussing termination and change-in-control payment arrangements. Discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Grant of Plan-Based Awards in 2006, page 14

5.   Disclose the performance targets and threshold levels that must be reached for payment to each of the named executive officers. See Item 402(b)(1)(v) and (2)(v) of Regulation S-K. To the extent that you believe such disclosure is not required because it would result in competitive harm such that the targets could be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the targets should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the targets confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

Potential Payments upon Termination or Change in Control, page 17

6.   To assist shareholders in recognizing the extent of the potential payments, consider presenting the different kinds and amounts of estimated payments and benefits to the named executive officers in a table or tables.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor